SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File No. 000-09233

AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

(Exact name of registrant as specified in its charter)

4050 Legato Road
Fairfax, Virginia 22033
(703) 267-8000

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $0.01 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty
to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(2)(ii)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☒

      Approximate number of holders of record as of the certification or notice date:

      Common Stock: One (1)

      Pursuant to the requirements of the Securities Exchange Act of 1934, American Management Systems, Incorporated has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 3, 2004	AMERICAN MANAGEMENT SYSTEMS, INCORPORATED

	By:	/s/ Serge Godin

Serge Godin Chairman of the Board and Chief Executive Officer